 Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

material fact

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its shareholders that the Board of Directors, meeting on February 1, 2016, approved the acquisition of up to 10,000,000 common shares and 50,000,000 preferred shares issued by the Company with no reduction in the value of the capital stock, equivalent to approximately 3.47% of the free float of 287,849,273 common shares and approximately 1.66% of the free float of 3,017,289,912 preferred shares registered on December 31, 2015.

It should be pointed out that on December 31, 2015 there were 2,795 common shares and 162,562,650 preferred shares issued by the Company held as treasury stock. During the course of 2015, three share buyback programs were held when 115,440,280 preferred shares were acquired.

Purpose

The share acquisition process has the following potential objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares to the employees and management of the Company and those of its subsidiaries within the scope of the compensation models and the long term incentive plans; and (iii) to use the acquired shares in the event of business opportunities arising in the future.

Economic Effects

The acquisition of own shares may result in the following impacts:

•	To the shareholders: (i) greater return in dividends, since the shares acquired by the Company are withdrawn from the free float and dividend payments are distributed for a smaller number of shares; and (ii) increase in shareholder participation should the shares be cancelled.

•	To the Company: (i) optimization of use of funds for investment; and (ii) change in the Capital Ratio.

In the event of acquisition of the total shares under this program, the financial amount expended will have no material accounting effects on the Company’s results.

Period for acquisition of shares

The operations will be effected through the stock exchange during the period from February 3, 2016 to August 2, 2017, at market value and intermediated by Itau Corretora de Valores S.A., with its registered offices at Av. Brigadeiro Faria Lima, 3500, 3° andar, Parte, in the city and state of Sao Paulo.

MATERIAL FACT OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY 2, 2016

The Board of Directors understands that the settlement of the acquisition of shares issued by the Company is compatible with its financial situation, foreseeing no impact on the ability to comply with obligations assumed, given that:

•	On December 31, 2015, available funds were:

✓	R$ 1,537,219 thousand in Capital Reserves; and
✓	R$ 20,127,545 thousand in Statutory Revenue Reserves.

•	The Company manages its liquidity reserves based on estimates of available funds considering the continuity of the business under normal conditions. Thus, total payment capacity is assured in relation to the financial commitments assumed. For more details, please see the Explanatory Note “Cash and Cash Equivalents” in the Financial Statements for the Company, available from the Investor Relations site (www.itau.com.br/investor- relations).

São Paulo (SP), February 2, 2016.

MARCELO KOPEL

Investor Relations Officer

ATTACHEMENT TO THE MATERIAL FACT OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY 2, 2016

ATTACHMENT 30-XXXVI OF CVM INSTRUCTION 480/09
(Trading of Own Shares)

1.   Justify in detail the objective and the economic effects of the operation.

Objectives

The share acquisition process has the following potential objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares to the employees and management of the Company and those of its subsidiaries within the scope of the compensation models and the long term incentive plans; and (iii) to use the acquired shares should business opportunities arise in the future.

Economic Effects

The acquisition of own shares can result in the following impacts:

•	To the shareholders: (i) greater return in dividends, since the shares acquired by the Company are withdrawn from the free float and dividend payments are distributed for a smaller number of shares; and (ii) increase in shareholder participation should the shares be cancelled.

•	To the Company: (i) optimization of use of funds for investment; and (ii) change in the Capital Ratio.

In the event of acquisition of the total shares under this program, the financial amount expended will have no material accounting effects on the Company’s results.

2.   Inform the number of shares (i) comprising the free float and (ii) already held as treasury stock.

Shares comprising the free float: 287,849,273 common shares and 3,017,289,912 preferred shares registered on December 31, 2015.

Shares held as treasury stock: 2,795 common shares and 162,562,650 preferred shares registered on December 31, 2015.

3.   Inform the number of shares that may be acquired or sold.

Up to 10,000,000 common shares and 50,000,000 preferred shares with no reduction in the value of the capital stock, equivalent, respectively, to approximately 3.47% of the free float of 287,849,273 common shares and approximately 1.66% of the free float of 3,017,289,912 preferred shares registered on December 31, 2015.

ATTACHEMENT TO THE MATERIAL FACT OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY 2, 2016

4.   Describe the principal characteristics of the derivative instruments which the company may use, if any.

The Company will not use derivative instruments.

5.   Describe, if any, eventual agreements or existing voting guidance between the company and the counterparty to the operations.

The share acquisition will be conducted through operations on the stock exchange, there being no voting guidance between the Company and the counterparties to the operation.

6.   In the event that operations are transacted outside the organized securities markets, inform: (a) the maximum (minimum) price at which the shares will be acquired (sold); and (b) if the case, the reasons justifying the conducting of the transaction at prices of more than 10% (ten percent) higher in the case of acquisition or more than 10% (ten per cent) lower in the case of sale, at an average quotation, weighted by volume for the previous 10 (ten) trading days.

Not applicable since the acquisition of shares issued by the Company will be conducted through operations on the stock exchange at market value.

7.   Inform, if any, the impacts trading will have on the shareholding composition or the management structure of the corporation.

There will be no impact on the management structure of the Company given the acquisition of shares issued by the Company itself neither will there be an impact on the composition of shareholding control given that the Company has a defined controlling bloc.

8.   Identify the counterparties, if known and in the event that the counterparty is a party related to the company as set out in the accounting rules that cover this question, also supply information required by Article 8 to CVM Instruction 481 of December 17, 2009.

The acquisition of shares of the Company will be conducted through operations on the stock exchange and the counterparties are unknown.

9.   Indicate the use of the funds generated, if the case.

Not applicable, given that for the moment the transactions will be limited to the acquisition of shares and not the sale.

10.   Indicate the maximum term for settlement of the authorized operations.

The maximum term for the settlement of the approved operations will be 18 months, beginning February 3, 2016 and ending on August 2, 2017.

ATTACHEMENT TO THE MATERIAL FACT OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY 2, 2016

11.   Identify institutions that will act as intermediaries, if any.

The operations will be intermediated by Itaú Corretora de Valores S.A., with registered offices at Av. Brigadeiro Faria Lima, 3500, 3° andar, Parte in the city and state of São Paulo.

12.   Specify the available funds to be used pursuant to Article 7, Paragraph 1 of CVM Instruction 567 of September 17, 2015.

On December 31, 2015, available funds for acquisition of shares issued by the Company were:

✓	R$ 1,537,219 thousand in Capital Reserves; and
✓	R$ 20,127,545 thousand in Statutory Revenue Reserves.

13.   Specify the reasons for which members of the board of directors feel comfortable that the buyback of shares will not have an adverse impact on the ability to comply with obligations assumed with creditors or the payment of mandatory dividends, whether fixed or minimum.

The Board of Directors understands that the settlement of the acquisition of shares issued by the Company is compatible with its financial situation, foreseeing no impact on the ability to comply with obligations assumed, given that:

•	The Company manages its liquidity reserves based on available funds considering the continuity of the business under normal conditions. Thus, total payment capacity is assured in relation to the financial commitments assumed. For more details, please see the Explanatory Note “Cash and Cash Equivalents” in the Financial Statements for the Company, available from the Investor Relations site (www.itau.com.br/ investor-relations).